Exhibit 12

HUGHES NETWORK SYSTEMS, LLC

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Sucessor				Combined Predecessor and Prior Predecessor
	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income tax expense and equity in earnings of unconsolidated affiliates	$(41,121)	$19,963	$55,200	$22,541	$24,267
Fixed charges	70,247	60,296	59,961	51,604	30,320
Capitalized interest	(1,716)	(4,752)	(12,031)	(1,900)	(500)

Total earnings	$27,410	$75,507	$103,130	$72,245	$54,087

Fixed charges:
Interest	$65,810	$56,079	$55,803	$47,941	$24,875
Portion of rent expense representative of interest	4,437	4,217	4,158	3,663	5,445

Total fixed charges	$70,247	$60,296	$59,961	$51,604	$30,320

Ratio of earnings to fixed charges	*	1.3x	1.7x	1.4x	1.8x

Deficiency of earnings to fixed charges	$(42,837)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing total fixed charges into income (loss) before income tax expense and equity in earnings of unconsolidated affiliates plus fixed charges less capitalized interest. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).